August 1, 2019

VIA EDGAR CORRESPONDENCE
Ms. Christina Chalk, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Banc of California, Inc.
Schedule TO-I filed on July 25, 2019
Schedule TO-I/A filed on July 26, 2019
Schedule TO-I/A filed on July 29, 2019
File No. 5-78540
Dear Ms. Chalk,
On behalf of Banc of California, Inc. (the “Company”), we are hereby providing the following responses to your comment letter dated July 26, 2019 (the “Comment Letter”), regarding the above-referenced Tender Offer Statement on Schedule TO-I (the “Schedule TO”) filed on July 25, 2019, as amended on July 26, 2019 and on July 29, 2019, relating to a tender offer (the “Offer”) by the Company. To assist your review, we have retyped the text of the Staff’s comments in bold below. The headings and pages below correspond to the headings and pages in the Comment Letter and the Company’s offer to purchase, dated July 25, 2019 (the “Offer to Purchase”) relating to the Offer. All capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase. The responses and information described below are based upon information provided to us by the Company.
In addition, concurrently herewith we are transmitting via EDGAR Amendment No. 3 (“Amendment No. 3”) to the Schedule TO. The Schedule TO has been revised in response to the Staff’s comments.

Schedule TO-I filed July 25, 2019

Offer to Purchase - Purchase Price of Securities, page 15

1.
Because the offer consideration includes accrued but unpaid dividends on each class of subject securities, you present in the offer to purchase a “hypothetical total consideration” figure that includes the fixed offer price plus the amount of anticipated dividends, assuming a settlement date of August 23, 2019. Tell us how this complies with your responsibility to describe the material terms of the offer, under Item 1004 of Regulation M-A and Item 4 of Schedule TO. In this regard, if the existence of and amount of dividends are set pursuant to terms of these securities or are in your control as the issuer, explain why the offer price cannot be presented as a set number from the outset.

Response: As discussed with the Staff, the Company believes that in the context of an issuer tender offer for fixed income securities (whether debt, including convertible debt, or preferred equity), such as the Securities, it is very common for the offer consideration to be structured such that the holder receives for his or her securities (1) a fixed price plus (2) the interest (in the case of debt, including convertible debt) or dividends (in the case of preferred equity) that the holder would have received had the holder owned the securities through the next relevant record date. Depending on the timing of a given tender offer and the specified record and payment dates for a given security, a tender offer might commence and settle before the occurrence of the next record date; and the Company believes that the market expectation for an issuer tender offer is that the holder will receive the “accrued interest” or “accrued dividend” nonetheless.

In the context of the current Offer, it is currently expected that the Offer will settle prior to the occurrence of the next record date with respect to both series of Securities. Accordingly, the Company has structured the Offer with the intention to pay a total per-share consideration equal to (i) the Offer Price plus (ii) an amount equal to the amount of accrued and unpaid dividends that would otherwise be payable for a period beginning on the previous dividend date and ending with, but not including, the Settlement Date as if such dividends had otherwise been declared and paid in accordance with the Company’s Second Articles of Restatement of the Company’s Charter, dated June 4, 2018 (the “Charter”). In the event of a delay in the expected Settlement Date, security holders who validly tendered shares would continue to receive an amount equal to dividends that would have accrued up to, but not including, such delayed Settlement Date as if such dividends had otherwise been declared and paid.

For the sake of clarity, the Company has revised the definition of “Accrued Dividends” as follows:

•
“Accrued Dividends” means, for each Security, accrued and unpaid dividends from, and including, the last dividend payment date with respect to such Security up to, but not including, the Settlement Date (as defined herein), assuming for the purposes of the Offer that such a dividend for such Security had, in fact, been declared.

On the basis of the foregoing, the Company believes that the Offer to Purchase complies with the Company’s obligations under Item 1004 of Regulation M-A and Item 4 of Schedule TO because the Company has provided security holders with the type and amount of consideration offered and the total consideration payable for each share of each series of the Securities.

2.
See our last comment above. To the extent that the offer expiration date and thus the settlement date of the offer changes, and this changes the amount of accrued dividends and thus the total offer consideration, we believe you must amend the offer materials to advise shareholders. We direct your attention to Rule 13e-4(f)(1)(ii) regarding the period of time which must remain in an offer from the date that the offer price changes. Please confirm your understanding.

Response: As described in the Company’s response to Comment 1 above and as discussed verbally on July 31, 2019, the Company believes that it has presented a fixed offer price in the Offer to Purchase. The Company believes that the Offer Price of a base amount plus accrued and unpaid dividends, in the context of equity securities, or interest, in the context of debt securities including convertible debt instruments, is very common in similar issuer tender offers for fixed income securities. The Company believes that such formulation is commonly viewed as not involving a “change” in the offer price requiring an extension of ten business days under Rule 13e-4(f)(1)(ii).

Effects of the Offer on the Market for Securities, page 20

3.
Assuming all of the offer consideration is allocated to the purchase of either of the series of preferred that are the subject securities in the offer, explain in your response letter how you concluded Rule 13e-3 is not applicable to this offer.

Response: The Company respectfully advises the Staff that, for the reasons set forth below, the Company concludes that Rule 13e-3 would not be applicable to the Offer for the Securities with respect to either the Series E Depositary Shares or the Series D Depositary Shares.

An offeror’s obligation to comply with Rule 13e-3 arises from its engagement in a Rule 13e-3 transaction (or series of transactions) described in paragraph (a)(3)(i) of Rule 13e-3, which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects referred to in Rule 13e-3(a)(3)(ii):

(A)
causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or section 15(d) of the Exchange Act; or

(B)
causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The Offer for the Securities is neither reasonably likely to nor intended to trigger the events listed in Rule 13e-3(a)(3)(ii). As set forth below, each series of Securities was held of record by fewer than 1,200 persons prior to the time of the Offer. Thus, the Offer will not “cause” the Securities to become eligible for termination of registration or suspension of reporting under Rule 13e-3(a)(3)(ii)(A). In addition, the Offer is unlikely to cause either the Series E Depositary Shares or the Series D Depositary Shares to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of a registered national securities association, pursuant to Rule 13e-3(a)(3)(ii)(B).

Paragraph (a)(3)(ii)(A) of Rule 13e-3. As of May 20, 2019, according to securities position listing reports, there were 60 record holders of the Series E Depositary Shares, and there were 52 record holders of the Series D Depositary Shares. The Company has no reason to believe that the holders of record as of the date of the Offer had materially changed. The number of holders of record for each series of Securities is fewer than 1,200 record holders as described in Rules 12g-4 and 12h-3 under the Exchange Act and as described in Section 15(d) of the Exchange Act, in each case as applicable to banks. Thus, pursuant to Compliance & Disclosure Interpretation 104.01 (“Going Private Transactions by Certain Issuers and Their Affiliates”), the Offer will not cause any series of the Securities to become eligible for termination of registration under Exchange Act Rule 12g-4 or for suspension of reporting obligations under Rule 12h-3 or Section 15(d) of the Exchange Act.

Paragraph (a)(3)(ii)(B) of Rule 13e-3. The Series E Depositary Shares and Series D Depositary Shares are both listed on the New York Stock Exchange (“NYSE”). The Company intends to maintain such listing after completion of the Offer and has structured the Offer so that it is not reasonably likely to result in the delisting of either the Series E Depositary Shares or the Series D Depositary Shares. Section 703.05 of the NYSE Listed Company Manual indicates that it will give consideration to suspension and delisting of a preferred stock if (i) the aggregate market value of publicly-held shares is less than $2,000,000 and (ii) the number of publicly-held shares is less than 100,000.

Pursuant to the terms of the Offer, there is no reasonable likelihood that either the Series E Depositary Shares or the Series D Depositary Shares will be considered for suspension or delisting under NYSE rules. The Company has offered to purchase Securities of both series in an amount such that the aggregate purchase price, plus Accrued Dividends, shall not exceed $75,000,000 (the “Maximum Aggregate Purchase Price”). Furthermore, the Company has stated that it will accept Securities for purchase in accordance with the acceptance priority levels listed in the Offer to Purchase, with the Series E Depositary Shares having priority over the Series D Depositary Shares.

If the total consideration paid for the Series E Depositary Shares were to equal the Maximum Aggregate Purchase Price, the Company would purchase approximately 2,764,467 shares at a total consideration price of $27.13, based on an expected Settlement Date of August 23, 2019. As of the date of the Offer to Purchase, there were 5,000,000 outstanding Series E Depositary Shares publicly-held, and therefore a reduction of 2,764,467 publicly-held shares would result in 2,235,533 publicly-held shares outstanding, far in excess of the NYSE minimum of 100,000 shares. In addition, valued at the market price of $26.76 per share on July 24, 2019, the last trading day prior to the date of the Offer to Purchase, such 2,235,533 shares would have a market value of approximately $59,822,863, again in excess of the NYSE minimum of $2,000,000.

If, on the other hand, no shareholders tender any Series E Depositary Shares and so the total consideration paid for the Series D Depositary Shares were to equal the Maximum Aggregate Purchase Price, the Company would purchase approximately 2,841,985 shares at a total consideration price of $26.39, based on an expected Settlement Date of August 23, 2019. As of the date of the Offer to Purchase, there were 4,600,000 outstanding Series E Depositary Shares publicly-held, and therefore a reduction of 2,841,985 publicly-held shares would result in 1,758,015 publicly-held shares outstanding, far in excess of the NYSE minimum of 100,000 shares. Further, valued at the market price of $26.07 per share on July 24, 2019, the last trading day prior to the date of the Offer to Purchase, such 1,758,015 shares would have a market value of approximately $45,831,451, again in excess of the NYSE minimum of $2,000,000.

As demonstrated above, there is no circumstance wherein the Offer could result in either series of the Securities being considered for suspension or delisting in accordance with the NYSE Listed Company Manual and thus would not satisfy paragraph (a)(3)(ii)(B) of Rule 13e-3.

Conditions to the Offer, page 15

4.	On page 16, revise to clarify what is meant by a “limitation on prices for, trading in securities on any U.S. national securities exchange or in the over-the-counter market.”
Response: In response to the Staff’s comment, the Company has revised the condition to read “any general suspension of trading in, or the imposition of any general trading curb or general minimum or maximum price limits on prices for, trading in securities on any U.S. national securities exchange or in the over-the-counter market.”

5.
Also on page 16, you have included an offer condition that will be triggered by the commencement of any war, armed hostilities or terrorist act, whether or not involving the United States, and without any materiality qualifier (other than with respect to an escalation of a pre-existing conflict) on the gravity of such an event or its impact on the Company. Therefore, if any event anywhere in the world “triggers” this condition while the offer is pending, you must promptly amend the offer materials to advise security holders whether you will waive the condition, or assert it and terminate the offer. Please confirm your understanding in your response letter. Alternatively, amend the offer condition to more narrowly tailor it.

Response: In response to the Staff’s comment, the Company has revised the condition to read “the commencement of any war, armed hostilities or other international calamity, including any act of terrorism, on or after the date of this Offer to Purchase, in or involving the United States, or the material escalation of any such armed hostilities which had commenced before the date of this Offer to Purchase, in each case which is reasonably likely to have a material adverse effect on the Company or on the Company’s ability to complete the Offer.”

6.	On page 16, revise to clarify the anticipated benefits to the Company of this offer which, if compromised, will trigger this condition.
Response: In response to the Staff’s comment, the Company has revised the relevant portion of the condition to read “or there is an adverse change in the anticipated enhanced capital structure anticipated to result from the Offer (see Section 2 - “Purpose of the Offer” - of this Offer to Purchase for a description of the contemplated benefits of the Offer to the Company).”

7.
Refer to the disclosure in the last paragraph of this section. Revise your disclosure here to avoid the implication that the Company may wait to “assert” an offer condition once an event occurs that implicates it (see our comment above). See for example, the language at the bottom of page 16, including the reference to “ongoing rights” that may be asserted “at any time and from time to time.”

Response: In response to the Staff’s comment, the Company has amended the final paragraph of the section referenced above to provide that if any event occurs before the Expiration Date that triggers one or more of the conditions contained in Section 6, the Company will, as promptly as practical, notify holders of the Securities of the Company’s determination as to whether to (i) waive or modify, in whole or in part, the condition and continue the Offer or (ii) terminate the Offer.

8.
Also in the last paragraph in this section. Revise the language to the effect that the actions or inactions of the Company may trigger an offer condition. All offer conditions must be objective and outside the control of the bidder in a tender offer to avoid rendering the offer illusory.

Response: In response to the Staff’s comment and as discussed on July 31, 2019, the Company has amended the end of the first paragraph of Section 6 in the Offer to Purchase to read “regardless of the circumstances giving rise to the event or events (other than actions or inactions of the Company), make it advisable…”.

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We trust the above adequately responds to the comments in your letter. We look forward to discussing our responses and disclosures with you, if necessary, at your convenience.

Please do not hesitate to call me at (310) 712-6603 with any questions or further comments you may have regarding the Schedule TO or if you wish to discuss the above responses.

Sincerely,

/s/ Patrick S. Brown